SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

UBICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90261L108

(CUSIP Number)

June 5, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Peierls Foundation, Inc. 13-6082503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 292,900

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 292,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E. Jeffrey Peierls

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,500

	6.	Shared Voting Power 404,800

	7.	Sole Dispositive Power 37,500

	8.	Shared Dispositive Power 404,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian E. Peierls

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 352,100

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 352,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Malcolm A. Moore

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 345,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 345,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ethel F. Peierls Trust for Brian E. Peierls 13-6713953

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ethel F. Peierls Trust for E. Jeffrey Peierls 13-6713960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 10,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 10,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jennie N. Peierls Trust for Brian E. Peierls 13-6042649

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 16,150

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 16,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jennie N. Peierls Trust for E. Jeffrey Peierls 13-6042649

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 16,150

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 16,150

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ethel F. Peierls Charitable Lead Unitrust 91-6378367

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 59,200

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 59,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) U.S. Trust Company of N.Y. 13-3818954

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,700

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 52,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer UBICS, Inc.
(b)	Address of Issuer’s Principal Executive Offices 333 Technology Drive, Suite 210 Canonsburg, Pennsylvania

Item 2.
(a)

Name of Person Filing

The Peierls Foundation, Inc.
E. Jeffrey Peierls
Brian E. Peierls
Malcolm A. Moore
Ethel F. Peierls Trust for Brian E. Peierls
Ethel F. Peierls Trust for E. Jeffrey Peierls
Jennie N. Peierls Trust for Brian E. Peierls
Jennie N. Peierls Trust for E. Jeffrey Peierls
Ethel F. Peierls Charitable Lead Unitrust
U.S. Trust Company of N.Y.

(b)	Address of Principal Business Office or, if none, Residence The Peierls Foundation, Inc. c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
E. Jeffrey Peierls 73 S. Holman Way Golden, CO 80401
Brian E. Peierls 7808 Harvestman Cove Austin, TX 78731
Malcolm A. Moore Davis Wright Tremaine LLP 2600 Century Square 1501 Fourth Avenue Seattle, WA 98101

Ethel F. Peierls Trust for Brian E. Peierls c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
Ethel F. Peierls Trust for E. Jeffrey Peierls c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
Jennie N. Peierls Trust for Brian E. Peierls c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
Jennie N. Peierls Trust for E. Jeffrey Peierls c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
Ethel F. Peierls Charitable Lead Unitrust c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036
(c)	Citizenship See Item 4 of Cover Pages
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 90261L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of Cover Pages
	(b)	Percent of class: See Item 11 of Cover Pages
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of Cover Pages

(ii) Shared power to vote or to direct the vote See Item 6 of Cover Pages
(iii) Sole power to dispose or to direct the disposition of See Item 7 of Cover Pages
(iv) Shared power to dispose or to direct the disposition of See Item 8 of Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Not Applicable

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : May 23, 2003

THE PEIERLS FOUNDATION, INC.		U.S. TRUST COMPANY OF N.Y.

/s/ E. Jeffrey Peierls		/s/ Sharon M. Davison
Title:	President	Title:	SVP, Director of Compliance, Securities

ETHEL F. PEIERLS TRUST FOR E. JEFFREY PEIERLS		ETHEL F. PEIERLS TRUST FOR BRIAN E. PEIERLS

/s/ E. Jeffrey Peierls		/s/ E. Jeffrey Peierls
Title:	Co-Trustee	Title:	Co-Trustee

JENNIE N. PEIERLS TRUST FOR E. JEFFREY PEIERLS		JENNIE N. PEIERLS TRUST FOR BRIAN E. PEIERLS

/s/ E. Jeffrey Peierls		/s/ E. Jeffrey Peierls
Title:	Co-Trustee	Title:	Co-Trustee

ETHEL F. PEIERLS CHARITABLE LEAD UNITRUST

/s/ E. Jeffrey Peierls		/s/ Brian E. Peierls
Title:	Co-Trustee	Brian E. Peierls

/s/ Malcolm A. Moore		/s/ E. Jeffrey Peierls
Malcolm A. Moore		E. Jeffrey Peierls

INDEX OF EXHIBITS

EXHIBIT	NAME

1	Joint Filing Agreement